Exhibit 99.B(h)(xi)

AMENDED AND RESTATED

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

THIS AGREEMENT is entered into as of the 21st of April, 2011, as amended and restated August 31, 2017, by and between EQUITY INVESTMENT CORPORATION (the “Adviser”) and FUNDVANTAGE TRUST (the “Trust”), on behalf of EIC Value Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, interest, extraordinary items, brokerage commissions, and “class-specific fees and expenses” (defined below), do not exceed the levels described below.  Class-specific fees and expenses are Rule 12b-1 distribution expenses, transfer agency expenses, expenses of preparation, printing and mailing, prospectuses, statements of additional information, proxy statements and reports to shareholders, and organizational expenses and registration fees, identified as belonging to a particular class of the Trust.

WHEREAS, the Adviser wishes to extend the term of the expense limitation/reimbursement agreement dated April 21, 2011 for an additional one year period to August 31, 2018;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction/Reimbursement.  The Adviser agrees that from the commencement of the operations of the Fund through August 31, 2018, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific fees and expenses, interest, extraordinary items, “Acquired Fund Fees and Expenses” (as defined in Form N-1A) and brokerage commissions, do not exceed, 1.00% (on an annual basis) of the Fund’s average daily net assets.

Fee Recovery. The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, which shall not be unreasonably withheld, such amounts for a period of up to three (3) years from the date on which the Adviser reduced its compensation and/or assumed expenses for the Fund.

Term. This Agreement shall terminate on August 31, 2018 or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Effective as of the date first set forth above.

EQUITY INVESTMENT CORPORATION

By:	/s/ R. Terrence Irrgang
Name:	R. Terrence Irrgang
Title:	Principal

FUNDVANTAGE TRUST, on behalf of the Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President